SEC Mail Processing

MAR 09 2023

Washington, DC

23000684

FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-53604

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Integrity Brokerage LLC.

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

720 Seneca St Ste 107
(No. and Street)

Seattle	WA	98101
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David W. Wong	(949)294 9833	ops@integrity-brokerage.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd., #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, David W. Wong, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Integrity Brokerage LLC., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KATHRYN TONG
COMM. #2413900
Notary Public - California
Los Angeles County
My Comm. Expires Sep. 19, 2026

Signature:

Title:
CEO

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT

A Notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 21 day of February, 2023

by David W. Wong, proved to me

on the basis of satisfactory evidence to be the person(s) who appeared before me.

KATHRYN TONG
COMM. #2413900
Notary Public - California
Los Angeles County
My Comm. Expires Sep. 19, 2026
NR01

(Seal)

Kathryn Tong
Signature of Notary Public

** OPTIONAL **

Description of attached document:

Title or Type of Document: ______________________
Document Date: ______________ Number of Pages: ______________
Signers other than named above: ______________________

Capacity(ies) claimed by signer:
Signer's Name: ______________________
Signer is Representing: ______________________
□ Individual(s)
□ Corporate Officer – Title(s): ______________________
□ Partner(s) - □ Limited □ General
□ Attorney-in-Fact
□ Trustee(s)
□ Guardian(s) or Conservator(s)
□ Other: ______________________

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Members of Integrity Brokerage, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Integrity Brokerage, LLC as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Integrity Brokerage, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Integrity Brokerage, LLC's management. My responsibility is to express an opinion on Integrity Brokerage, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Integrity Brokerage, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Integrity Brokerage, LLC.'s financial statements. The Supplemental Information is the responsibility of the Integrity Brokerage, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Integrity Brokerage, LLC's auditor since 2009.

Tarzana, California

February 16, 2023

INTEGRITY BROKERAGE, LLC

Statement of Financial Condition
December 31, 2022

ASSETS

Cash	$	83,937
Clearing Deposit		150,090
Receivables from broker dealers		12,145
Other assets		24,503
Total Assets	$	270,675

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts Payable	$	5,073
Commissions payables		5,593
Total Liabilities		10,666
MEMBER'S EQUITY		
Member's Equity		260,009
Total Liabilities and Member's Equity	$	270,675

The accompanying notes are an integral part of these financial statements

INTEGRITY BROKERAGE, LLC

Statement of Income
For the Year Ended December 31, 2022

REVENUES		
Commisions	$	3,250
Mutual Fund		47,324
Equity		291,985
Clearing Fees & Other		52,569
Private Placement		179,923
Options		2,421
Interest Income		228
Rep Fees		30
Total Revenues		577,730
EXPENSES		
Clearing Charges		52,288
Commission Expenses		328,891
Data & IT Services		4,298
Professional Fees		101,564
Travel, Meals & Entertainment		439
Regulatory Fees		77,279
Other Expenses		938
Total Expenses		565,697
NET INCOME BEFORE INCOME TAXES		12,033
LESS INCOME TAXES		3,300
NET INCOME	$	8,733

INTEGRITY BROKERAGE, LLC

Statement of Member's Equity
For the Year Ended December 31, 2022

Beginning members equity, January 1, 2022	$	16,276
Contributions		245,000
Distributions		(10,000)
Net Income		8,733
Ending Member's Equity, December 31, 2022	$	260,009

INTEGRITY BROKERAGE, LLC

Statement of Cash Flows
For the Year Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	8,733
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in assets		
Clearing		9,507
Receivables from broker dealers		(3,208)
Prepaid Expenses		31,237
Other Assets		(15)
Increase (decrease) in liabilities		
Accounts Payable and Accrued Expenses		(103,543)
Commissions Payable		(43,900)
Total adjustments		(109,922)
Net cash used in operating activities		(101,189)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions		165,000
Distributions		(10,000)
Total cash provided by Financing activities		155,000
Net Decrease in cash		53,811
Cash at beginning of year		30,126
Cash at end of year	$	83,937

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:		
Interest	$	-
Income taxes	$	3,300

The accompanying notes are an integral part of these financial statements

INTEGRITY BROKERAGE, LLC

Notes to Financial Statements
December 31, 2022

Note 1: ORGANIZATION

Integrity Brokerage, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). During 2020, the Company underwent an ownership change as well as a change in entity formation. On August 1, 2020, one hundred percent of the stock of the former entity, Integrity Brokerage Services, Inc., was sold to an individual. Subsequent to the purchase, the entity was converted to a limited liability company registered in the state of California. In accordance with these changes, the operating activities of Integrity Brokerage Services, Inc. were assumed by Integrity Brokerage, LLC on August 1, 2020.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses the accrual basis of accounting for financial statement purposes.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Income Taxes

As discussed in Note 1, The Company is treated as a limited liability company for federal and state income tax purposes. Consequently, no provision or liability for income taxes has been included in the financial statements. Members are taxed directly on their proportionate share of the Company's earnings. The company is subject to State of California minimum tax of $ 800 and LLC gross receipts tax of $ 2,500.

The Company is subject to audit by the taxing agencies for years ending December 31, 2019, 2020 and 2021.

(d) Revenue Recognition (ASC 606)

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of with the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company's revenues and contracts with customers:

Commissions: This includes performance obligations related to transactions that are subject to SEA Rule 10b-10 for renumeration that needs to be disclosed. It also includes any transaction when the Company is engaged as an agent.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principle. Commission revenue is recognized on the trade date when the performance obligation is satisfied.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open-end companies.

Interest, Rebate, and Dividend Income: Included are rebates and/or interest earned on securities borrowings; margin interest; interest earned from customer bank sweep into FDIC insured products and interest and/or dividends on securities held in the Company's inventory. Interest is recognized over time.

Fee Income: Included are fees earned from affiliated entities. investment banking and M&A Advisory fees, account supervision and investment advisory fees, administrative fees, research service fees, rebased from exchanges (ECN and ATS), 12b-1 fees, mutual fund fees other than concessions or 12b-1 fees, execution service fees, clearing service fees, and sweep account fees.

(e) Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.
>
> Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
>
> Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2022.

(f) Clearing Deposits

At December 31, 2022, the deposit in clearing accounts total $150,090. The Company has an agreement with Axos Clearing LLC to clear and maintain customer accounts for the Company.

Note 3: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counters-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is Company's policy to review, as necessary, the credit standing of each counter party.

Note 4: NET CAPITAL REQUIREMENT

The Company is subject to uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but on December 31, 2022, the Company's net capital of $227,275 exceeded the minimum net capital requirement of $5,000, and the Company's ratio of aggregate indebtedness ($10,666) to net capital was 0.05:1 which is less than the 15:1 maximum ratio requirement.

Note 5: COMMITMENTS AND CONTINGENCIES

<u>ASU 2016-02: Leases</u>

In February 2016, The FASB issued ASU 2016-02 on Leases. Under the new guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). ASU-2016-02 is effective for annual and interim periods beginning on or after December 15, 2018, and early adoption is permitted. As of December 31, 2022, the Company does not have a lease commitment and during the year ended December 31, 2022, rent expense was zero.

On November 1, 2022, Integrity Brokerage LLC received notice of arbitration regarding a client of a former broker on allegations of unsuitable investment recommendations. The investment was made prior to the firm being acquired by the current owner and is currently in discovery. Integrity views the claim as frivolous on the basis of the investment currently not a bona fide loss, and a client profile of "speculative" on her new account application. The firm intends to face the client in arbitration, of which the outcome cannot be determined at this time.

The company was not subject to any other litigation or complaints during or at the year ended December 31, 2022, other than the matter mentioned above.

Note 6: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from December 31, 2022, through February 16, 2023, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

INTEGRITY BROKERAGE, LLC

Schedule I
Statement of Net Capital
December 31, 2022

	Focus 12/31/22	Audit 12/31/22	Change
Stockholder's equity, December 31, 2022	$ 260,009	$ 260,009	-
Less: Non allowable assets:			-
Prepaid Expenses	29,732	29,732	
Tentative net capital	230,277	230,277	-
Haircuts:	3,002	3,002	-
NET CAPITAL	227,275	227,275	-
Minimum net capital / AI Ratio	5,000	5,000	-
Excess net capital	$ 222,275	$ 222,275	-
Aggregate indebtedness	$ 10,666	$ 10,666	-
Ratio of aggregate indebtedness to net capital	0.05:1	0.05:1	-

Reconciliation: The were no differences between the audited financial statements and the Focus filed at December 31, 2022.

INTEGRITY BROKERAGE, LLC

December 31, 2022

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii) and as supported by footnote 74 to SEC Release 34-70073.

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provisionas and as supported by footnote 74 to SEC Release 34-70073.

INTEGRITY BROKERAGE, LLC.

Assertions Regarding Exemption Provisions

Integrity Brokerage, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraphs (k)(2)(ii).

(2) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to (1) broker or dealer retailing listed and OTC corporate equity securities; (2) Direct Participation Programs on a best effort basis; (3) Mutual fund retailer on subscription basis or through clearing agent only; (4) Broker retailing corporate debt securities; (5) Municipal securities as a broker or dealer; (6) broker or dealer selling variable life insurance or annuities; (7) put and call broker or dealer or option writer; (8) Private placement of securities, including tenancy-in-common exchanges, on a best efforts basis the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, and did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent calendar year without exception.

Integrity Brokerage, LLC's management is responsible for compliance with the exemption provisions and its statements.

Integrity Brokerage, LLC.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct throughout the period January 1, 2022 and ending December 31, 2022.

By: [signature]

David Wong, CEO
(Name and Title)

Date: 02/16/2023

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Integrity Brokerage, LLC
Seneca, Washington

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Integrity Brokerage, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Integrity Brokerage, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Integrity Brokerage, LLC stated that Integrity Brokerage, LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2022, without exception and (3) Integrity Brokerage, LLC stated that Integrity Brokerage, LLC is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not the Company; and/or (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Integrity Brokerage, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Integrity Brokerage, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to managements statements referred to above for them to be fairly stated, in all material respects.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 16, 2023

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Members
Integrity Brokerage, LLC
Seneca, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Integrity Brokerage, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Integrity Brokerage, LLC (the "Company") for the year ended December 31, 2022, solely to assist you and SIPC in evaluating Integrity Brokerage, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 16, 2023

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2022

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-53604 FINRA DEC

Integrity Brokerage LLC
12189 Greenhaven Unit # 108
Mukilteo, WA. 98275

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David Wong (949)294 9833

2. A. General Assessment (item 2e from page 2) $382.90

B. Less payment made with SIPC-6 filed (**exclude interest**) (157.12)

08/02/2022
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $225.78

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $255.78

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Integrity Brokerage LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 3rd day of February, 20 23.

Chief Executive Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2022
and ending 12/31/2022

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$577,730
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	4
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	270,059
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	52,288
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): REP FEES (Deductions in excess of $100,000 require documentation)	30
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $91	
Enter the greater of line (i) or (ii)	91
Total deductions	322,468
2d. SIPC Net Operating Revenues	$255,266
2e. General Assessment @ .0015	$382.90

(to page 1, line 2.A.)

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Members
Integrity Brokerage, LLC
Seneca, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Integrity Brokerage, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Integrity Brokerage, LLC (the "Company") for the year ended December 31, 2022, solely to assist you and SIPC in evaluating Integrity Brokerage, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 16, 2023